MASTER SILICON CARBIDE INDUSTRIES, INC.
558 Lime Rock Road, Lakeville, Connecticut 06039

April 28, 2009

Kevin L. Vaughn
Division of Corporate Finance
Securities and Exchange Commission
Mail Stop 6010
100 F. Street N.E.
Washington D.C. 20549
Phone (202) 551-3643
Fax (202) 772-9348

Re:	Master Silicon Carbide Industries, Inc.
Form 10-K for the fiscal year ended June 30, 2008 Filed on October 14, 2008 Form 10-Q for the period ended December 31, 2008 File No. 0-52988

Dear Mr. Vaughn,

Reference is made to your comment letter dated March 10, 2009 (the “Comment Letter”) to Master Silicon Carbide Industries, Inc. (the “Registrant” or the “Company”) relating to the subject filings referenced above (the “Filings”).  Set forth below are the comments contained in the Comment Letter followed by our responses thereto:

Form 10-K for the fiscal year ended June 30, 2008

Item 9A  Controls and Procedures Evaluation of Internal Controls and Procedures,  page 15

1.
The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). This comment also applies to your Item 4 disclosures in your Forms 10-Q for the quarters ended September 30, and December 31, 2008.

RESPONSE: The Company will address this comment in its future filings.

Form 10-Q for the period ended December 31, 2008

Consolidate Balance Sheets

2.
We note that $1.7 million of the purchase price for Yili China was allocated to goodwill. Please revise future filings to disclose details of the valuation methodology and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and each of the identifiable intangible assets. In addition, provide disclosure of the significant factors that contributed to the purchase price that resulted in the recognition of goodwill as required by paragraph 51(b) of SFAS 141.

RESPONSE:

The Company will address this comment in its future filings to disclose (i) details of the valuation methodology and significant assumptions used to allocate the purchase price to the acquired assets and liabilities, including goodwill and each of the identifiable intangible assets; and (ii) the significant factors that contributed to the purchase price that resulted in the recognition of goodwill as required by paragraph 51 (b) of SFAS 141.

Consolidated Statements of Operations and Comprehensive Income(Loss)

3.	We note that you recorded "other income" of $60,700 for the six months ended December 31, 2008. Please revise future filings to describe any material components of other (income) expense.

RESPONSE:

The Company will address this comment in its future filings to describe any material components of other (income) expense.

Note 3 - Acquisitions

4.
We note disclosure of goodwill in the amount of $1,734,364. Please tell us why goodwill recorded from the acquisition of Yili China on September 2, 2008 increased from $1,018,000 at September 30, 2008. Please revise future filings to provide a reconciliation of the changes in goodwill. Refer to paragraph 45(c) of SFAS 142.

RESPONSE:

The Company will file an amended Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2008 with a reconciliation of the changes in goodwill concurrently with this response.

Exhibits 31.1 and 31.2

5.
We note that the certifications filed as Exhibits 31.1 and 31.2 did not include the language regarding internal control over financial reporting in the introduction to paragraph 4 of Item 601(b)(31) of Regulation S-K. Also, please specify the report in paragraph 1 by stating the period ended after "Form 10-Q". Accordingly, please file an amendment to this Form 10-Q (as well as your September 30, 2008 Form 10-Q) to present these certifications in the form currently set forth in Item 601(b)(31) of Regulation S-K.

RESPONSE:

The Company has filed an amended Quarterly Report on Form 10-Q/A for the quarter ended December 31, 2008 to address this comment.

The Company will file an amended Quarterly Report on Form 10-Q/A to address this comment for the quarter ended September 30, 2008, with the restated financial statements for the corresponding fiscal quarter.

Form 8-K/A filed November 11, 2008

6.
We note the inclusion of pro forma condensed balance sheets and statements of income as of and for the year ended June 30, 2008 as required by Article 11 of Regulation S-X. However, we do not see where you have included any pro forma adjustments. Please revise this Form 8-K/A to include pro forma adjustments (i.e., allocation of the purchase price) or tell us why you do not believe such adjustments are required.

RESPONSE:

The Company will file an amended Current Report on Form 8-K/A for the fiscal year ended June 30, 2008 to its Form 8-K/A previously filed on November 11, 2008 to include pro forma adjustments.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ John D. Kuhns
Name: John D. Kuhns
Title: President and Chief Executive Officer